Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page

Unaudited Condensed Consolidated Statements of Profit / Loss and Other Comprehensive Loss for the Three and Nine Months Ended September 30, 2022 and 2021	2
Unaudited Condensed Consolidated Statements of Financial Position as at September 30, 2022 and December 31, 2021	3
Unaudited Condensed Consolidated Statements of Changes in Equity for the Nine Months Ended September 30, 2022 and 2021	4
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021	5
Unaudited Condensed Consolidated Notes to the Financial Statements	6

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Profit / (Loss) and Other Comprehensive Loss

		Three months ended September 30,		Nine Months Ended September 30,
	Notes	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Product revenue, net	3	33,252	—	64,926	—
Pre-product revenue, net	3	3,051	474	9,588	474
Total revenue from sale of therapies		36,303	474	74,514	474
Collaboration revenue	3	4,896	5,450	21,161	19,453
Total revenue		41,199	5,924	95,675	19,927

Cost of product revenue	2	(63)	—	(345)	—
Research and development costs		(23,301)	(16,798)	(62,032)	(53,154)
Selling and administrative expenses	4	(11,663)	(20,048)	(50,580)	(64,033)
Net other operating (expense) / income		—	(28)	1	(70)
Operating profit / (loss)		6,172	(30,950)	(17,281)	(97,330)

Finance income		597	8	725	42
Finance costs	5	(1,785)	(1,317)	(4,515)	(4,465)
Non-operating expense		(1,188)	(1,309)	(3,790)	(4,423)

Profit / (loss) before taxation		4,984	(32,259)	(21,071)	(101,753)
Income tax credit	6	1,244	2,125	5,050	9,619
Profit / (loss) for the period		6,228	(30,134)	(16,021)	(92,134)

Other comprehensive loss
Other comprehensive loss that is or may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(1,730)	(38)	(1,848)	(92)
Total Other comprehensive loss for the period		(1,730)	(38)	(1,848)	(92)

Total comprehensive income / (loss) for the period		4,498	(30,172)	(17,869)	(92,226)
Basic earnings / (loss) per share - £	7	0.13	(0.69)	(0.36)	(2.19)
Diluted earnings / (loss) per share - £	7	0.12	(0.69)	(0.36)	(2.19)

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Financial Position as at

	Notes	September 30, 2022 £’000	December 31, 2021 £’000
Non-current assets
Property, plant and equipment		6,580	8,944
Right of use assets	9	23,963	22,593
Other non-current assets		6,749	4,935
Deferred tax asset	6	3,860	2,575
Total non-current assets		41,152	39,047
Current assets
Inventory	2	854	—
Trade and other receivables	8	40,968	15,208
Tax receivable		14,510	9,632
Cash and cash equivalents		347,189	237,886
Total current assets		403,521	262,726
Total assets		444,673	301,773
Equity
Share capital		96	88
Share premium		120,147	212,238
Foreign currency translation reserve		(1,759)	89
Other reserves		337,847	386,167
Share-based payment reserve		74,538	54,357
Accumulated deficit		(236,050)	(481,392)
Total equity		294,819	171,547
Non-current liabilities
Interest-bearing loans and borrowings		45,563	37,226
Deferred revenue	3	—	6,408
Lease liabilities	9	26,965	25,355
Provisions		108	57
Total non-current liabilities		72,636	69,046
Current liabilities
Trade and other payables	12	64,928	35,436
Deferred revenue	3	10,681	24,450
Lease liabilities	9	1,553	1,255
Provisions		56	39
Total current liabilities		77,218	61,180
Total liabilities		149,854	130,226
Total equity and liabilities		444,673	301,773

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2022		88	212,238	89	54,357	386,167	(481,392)	171,547
Loss for the period		—	—	—	—	—	(16,021)	(16,021)
Other comprehensive loss		—	—	(1,848)	—	—	—	(1,848)
Total comprehensive loss for the period		—	—	(1,848)	—	—	(16,021)	(17,869)
Exercise of share options		1	4,535	—	—	—	—	4,536
Capital reduction in Group’s parent company	10	—	(213,043)	—	—	(48,320)	261,363	—
Issue of share capital	10	7	116,417	—	—	—	—	116,424
Equity-settled share-based payment transactions	11	—	—	—	20,181	—	—	20,181
At September 30, 2022		96	120,147	(1,759)	74,538	337,847	(236,050)	294,819

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2021		64	—	163	18,821	386,167	(349,869)	55,346
Loss for the period		—	—	—	—	—	(92,134)	(92,134)
Other comprehensive loss		—	—	(92)	—	—	—	(92)
Total comprehensive loss for the period		—	—	(92)	—	—	(92,134)	(92,226)
Issue of share capital		24	210,961	—	—	—	—	210,985
Exercise of share options		—	644	—	—	—	—	644
Equity-settled share-based payment transactions	11	—	325	—	26,813	—	—	27,138
At September 30, 2021		88	211,930	71	45,634	386,167	(442,003)	201,887

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Nine Months Ended September 30,
	Notes	2022 £’000	2021 £’000
Cash flows from operating activities
Loss for the period		(16,021)	(92,134)
Adjustments for:
Equity settled share-based payment expense	11	20,181	27,138
Depreciation		4,794	5,294
Net finance costs (non-operating expense)		3,790	4,423
Foreign exchange differences		(20,498)	320
Other		(1)	273
Income tax credit	6	(5,050)	(9,619)
Working capital adjustments:
Increase in receivables and other non-current assets		(25,021)	(1,684)
Increase in trade and other payables		27,501	3,085
Decrease in deferred revenue		(20,177)	(16,853)
Other working capital movements		(807)	(21)
Cash used in operations		(31,309)	(79,778)
Net taxation paid		(614)	—
Net cash used in operating activities		(31,923)	(79,778)
Cash flows used in investing activities
Proceeds from sale of property, plant and equipment		5	64
Purchase of property, plant and equipment		(869)	(730)
Proceeds from investment in sub-leases		—	549
Other investing activities		725	15
Net cash flows used in investing activities		(139)	(102)
Cash flows from financing activities
Gross proceeds from issue of share capital	10	116,812	226,528
Costs from issue of share capital	10	(388)	(15,543)
Exercise of share options		4,536	644
Interest paid on non-current interest-bearing loan		(3,050)	(2,473)
Repayment of lease liabilities		(2,265)	(2,465)
Net cash flows from financing activities		115,645	206,691
Increase in cash and cash equivalents		83,583	126,811
Net foreign exchange difference on cash		25,720	24
Cash and cash equivalents at beginning of the year		237,886	129,716
Cash and cash equivalents at end of the period		347,189	256,551

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Notes to the Financial Statements

1. Organization and nature of business

General information

Immunocore Holdings plc (the “Company”) is a public limited company incorporated in England and Wales and has the following wholly owned subsidiaries: Immunocore Limited, Immunocore LLC, Immunocore Commercial LLC, Immunocore Ireland Limited, Immunocore GmbH, and Immunocore Nominees Limited (collectively referred to as the “Group”).

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Global Select Market under the ticker symbol “IMCR” on February 5, 2021, following its initial public offering (“IPO”). The IPO and concurrent private placement generated net proceeds of £210,985,000 after underwriting discounts, commissions and directly attributable offering expenses. In July 2022, the Company issued and sold a total of 3,733,333 ordinary shares to certain institutional accredited investors as a private investment in public entity (the “PIPE”) pursuant to a securities purchase agreement, generating proceeds of £116,812,000 ($140,000,000) before deductions for offering expenses of £388,000.

The principal activity of the Group is pioneering the development and sale of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, the Group is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, the Group received approval from the U.S. Food and Drug Administration (“FDA”) and European Commission (“EC”), respectively, for its lead product, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma (“mUM”). In June 2022, the UK’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. KIMMTRAK is now approved in over 30 countries with commercial launches underway in the U.S., Germany, France and Canada. The Group expects to obtain regulatory approval for KIMMTRAK in further territories in the next year.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Except as described in Significant Accounting Policies below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2021.

The unaudited condensed consolidated interim financial statements do not include all of the information required for the full annual financial statements and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 3, 2022 (the “Annual Report”). New accounting policies applicable to the three and nine months ended September 30, 2022, are outlined further below.

The unaudited condensed and consolidated interim financial statements have been prepared under the historical cost basis, as modified by the recognition of certain financial instruments measured at fair value and are presented in pounds sterling which is the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Date of authorization

These unaudited condensed consolidated interim financial statements were prepared at the request of the Company’s Board of Directors (the “Board”) and were approved by the Board on November 9, 2022, and signed on its behalf by Dr. Bahija Jallal, Chief Executive Officer of the Group.

Adoption of new accounting standards

There have been no new accounting standards adopted by the Group in 2022 which have had a material impact on these unaudited condensed consolidated interim financial statements. There are no standards issued but not yet effective that the Group expects to have a material impact on its financial statements.

Going concern

The Group reported cash and cash equivalents of £347,189,000 and net current assets of £326,303,000 as at September 30, 2022, with an operating profit / (loss) for the three and nine months ended September 30, 2022 of £6,172,000 and (£17,281,000), respectively, and net cash used in operating activities for the nine months ended September 30, 2022 of £31,923,000. The negative operational cash flow was largely due to the Group’s continued focus on research, development, and clinical activities to advance preclinical and clinical programs within the Group’s pipeline. The Group generated net product and net pre-product revenue totalling £36,303,000 and £74,514,000 during the three and nine months ended September 30, 2022, respectively. In July 2022, the Group received £116,812,000 ($140,000,000) before deduction of attributable expenses of £388,000 following the PIPE.

In assessing the going concern assumptions, the Board has undertaken an assessment of the current business and strategy forecasts covering a two-year period, which includes anticipated KIMMTRAK revenue. In assessing the downside risks, the Board has also considered scenarios incorporating a range of revenue arising from KIMMTRAK sales. As part of considering the downside risks, the Board has considered the impact of the ongoing coronavirus 2019 (‘‘COVID-19’’) pandemic and other potential economic impacts including the war in Ukraine and related geopolitical tensions, as well as global inflation, capital market instability, exchange rate fluctuations, and increases in commodity, energy and fuel prices. The Board has concluded that while these may have a future impact on the Group’s business and implementation of its strategy and plans, it anticipates that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, the Group is not aware of any specific event or circumstance that would require the Group to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to the Group’s financial statements.

Given the current cash position and the assessment performed, the Board believes that the Group will have sufficient funds to continue to meet its liabilities as they fall due throughout the forecast period outlined above and therefore, the Group has prepared the financial statements on a going concern basis. This scenario is based on the Group’s lower range of anticipated revenue levels. As the Group continues to incur significant expenses in the pursuit of its business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to additional operational cash inflows. Until the Group can generate revenue from product sales sufficient to fund its ongoing operations and further develop its pipeline, if ever, it expects to finance its operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Estimates and judgements

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as contingent liabilities and income and expenses in the financial period. The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Therefore, estimates may vary from eventual outcomes and may be subject to updates in future reported periods.

Judgements and estimates made, together with our significant accounting policies, are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2021, and are presented in the Group’s Annual Report. Significant updates to the Group’s estimates and accounting policies for the three and nine months ended September 30, 2022 are outlined below.

Critical Accounting Estimates

Estimated rebates, chargebacks and product returns

As outlined below in the “Product revenue, net” policy, the Group recognizes revenue net of estimated deductions for rebates, chargebacks, other customer fees and product returns.

Due to its limited history of product sales in the United States having only recently received regulatory approval for its first product, the Group has limited directly comparable information of actual rebate claims, chargebacks or levels of product returns, and the Group’s early sales information may have limited predictive value. The Group uses the expected value method to estimate revenue deductions, which considers the likelihood of a rebate, chargeback or product return being applicable to sales. The proportion of sales subject to a rebate or chargeback, and the level of product returns, is inherently uncertain and the Group’s estimates are based on internal assumptions, which may change as the Group develops more product experience, and third-party data, which the Group assesses for reliability and relevance.

Rebates and chargebacks

The Group is subject to state government Medicaid programs and other qualifying federal and state programs in the United States requiring rebates to be paid to participating state and local government entities, depending on the eligibility and circumstances of patients treated with KIMMTRAK after the Group has sold vials to specialty distributors. The Group is also subject to chargebacks from its specialty distributors under the 340B program in the United States, whereby qualifying hospitals are entitled to purchase KIMMTRAK at a lower price. For such sales, the Group’s specialty distributors charge back the difference between the wholesale acquisition cost and this lower price. Estimating rebate and chargeback deductions from revenue is judgmental due to the time delay between the date of the sale to specialty distributors and the subsequent dates on which the Group is able to determine actual amounts of chargebacks and rebates. The Group forms estimates of 340B chargeback deductions by analyzing sell-through data relating to the hospital mix of onward sales made by specialty distributors. For Medicaid and other rebates, the Group forms estimates based on internal forecasts of the patient mix and external health coverage statistics. Judgment is applied to consider the relevance and reliability of information used to make these estimates.

Judgment is also required in determining the amount of the Group’s net pre-product revenue and product revenue in France. Rebates payable to the Economic Committee for Health Products (“CEPS”) under compassionate use, early access and commercial programs are subject to a high degree of estimation uncertainty. The Group’s estimate of these rebates represents the difference between the expected agreed price for the commercial sale of KIMMTRAK in France, which is subject to price negotiation, and the initial price of tebentafusp and KIMMTRAK sold under early access and commercial programs until this price is agreed. Analysis of further legislative requirements, sales volumes and the expected benefit of KIMMTRAK to patients in France is also required in the assessment of rebates payable. The Group applies judgement to assess internal targets, pricing information of other therapies approved for sale in France, information obtained from price negotiations of KIMMTRAK in other countries, and information connected with KIMMTRAK’s safety profile when forming its estimated rebate deduction from revenue.

Product returns

The Group considers several inputs when estimating potential levels of product returns. Due to the nature of KIMMTRAK as a therapy, the Group expects no product returns following patient administration by trained healthcare professionals. The Group applies judgement in assessing the level of returns for sales made to distributors which have yet to be administered to patients. The Group considers industry average return levels, distributor sell-through rates, the levels of inventory in the distribution channel, the period of time for which inventory has been held by its distributors, the level of orders placed, the expiry date of products sold, and its distributors’ right to return products in the case of vials of KIMMTRAK with a shorter period to expiry. As orders are typically placed based on scheduled administration by hospitals and healthcare facilities, the Group does not expect a significant level of product returns.

Significant Accounting Policies

Product revenue, net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. The Group recognizes revenue at the point in time that control transfers to a customer, which is typically on delivery. The Group also operates under consignment arrangements where control passes when the Group’s distributor takes KIMMTRAK out of consignment inventory. The amount of revenue recognized under its arrangements reflects the consideration to which the Group expects to be entitled to, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. Estimated revenue deductions are updated at the end of each reporting period using the latest available data. The Group considers whether any part of amounts expected to be received should be constrained to ensure that it is highly probable that a significant reversal in the cumulative revenue recognized will not occur. Estimating such deductions involves judgments which are detailed further above under “Critical accounting estimates”.

The Group’s main customers in the United States and Europe are its distributors. These distributors are invoiced at contractual list prices with standard payment terms typically between one and two months. When the Group has the right to offset chargebacks against trade receivables and the parties have agreed to settle the payments net, chargebacks are recorded as a reduction in trade receivables. Other chargebacks, rebates and deductions are recognized as an accrual in the condensed consolidated statement of financial position.

The Group’s customers are hospitals and healthcare providers in certain countries, where KIMMTRAK is sold through an agent acting on the Group’s behalf.

Pre-product revenue, net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program in France up to September 2022. These programs provided patients with access to tebentafusp before KIMMTRAK became available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Group that are expected to be retained after estimated deductions and to the extent that it is highly probable that a significant reversal of revenue will not occur. These variable estimated deductions include both an estimate of government rebates payable and an estimate of returns in the case of expiry, damage or other instances. The total rebate payable by the Group is dependent on the outcome of price negotiations with the French government, and the Group makes an estimate of these amounts payable each reporting period based on available pricing information and the applicable regulations. Returns are estimated based on industry trends and information provided by the Group’s distributors.

The estimates for rebates and returns deducted from pre-product revenue are recorded in the period the related pre-product revenue is recognized and are classified under Accruals within Trade and other payables in the Condensed Consolidated Statement of Financial Position. Costs of pre-product revenue are expensed when incurred and include costs associated with previous manufacturing of tebentafusp and other third-party selling expenses. Previous manufacturing costs were recognized in Research and development expenses at the time, and third-party selling expenses are recognized within Selling and administrative expenses.

Cost of product revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Due to the Group’s manufacturing arrangements, overheads and internal costs of product revenue are minimal. Further information on Cost of product revenue is included within the ‘Inventories’ policy below.

Trade Receivables

Trade receivables include amounts invoiced or contractually accrued where only the passage of time is required before payment is received under the Group’s collaboration agreements and other revenue arrangements. Trade receivables are assessed for impairment using the simplified approach under IFRS 9, Financial Instruments, which requires lifetime expected losses to be recognized with the initial recognition of the receivable. Due to its lack of sales history, the Group estimates expected credit losses using internal information, industry credit default information, and comparable information available from companies with similar customers. As of September 30, 2022, the amount of expected credit losses is not material.

Inventories

Inventories include finished goods manufactured for commercial sale, items in the process of being manufactured for commercial sale, and the materials to be used in the manufacturing process. The principal costs in manufacturing the Group’s inventories are raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale.

Inventories are measured at weighted average cost and presented as assets in the Condensed Consolidated Statement of Financial Position to the extent that they are recoverable. Inventories are stated at the lower of cost and net realizable value, and the Group assesses whether an expense should be recognized to write down inventory values at each reporting period. Where this expense relates to inventories manufactured or developed following marketing approval of KIMMTRAK, the Group recognizes the expense within Cost of product revenue. Prior to receiving marketing approval, the Group recorded the expense for prelaunch inventory expected to be sold in the ordinary course of business within Research and development expenses. Reversals of previous write-downs of inventories are recognized within Cost of product revenue or Research and development expenses, depending on where the write-down was originally recognized.

As at September 30, 2022, the Group held a provision against the value of its inventories of £701,000, of which £185,000 has been recognized in Cost of product revenue in the Condensed Consolidated Statement of Profit / (Loss) and Comprehensive Loss in the nine months ended September 30, 2022.

Due to the low costs involved in manufacturing KIMMTRAK, inventory costs and Cost of product revenue are not material at this time, and the Group does not expect these costs to be material for the foreseeable future.

3. Revenue

Revenue recognized during the three and nine months ended September 30, 2022 and 2021 consisted of Product revenue, net, from the sale of KIMMTRAK, Pre-product revenue, net, from the sale of tebentafusp under compassionate use and early access programs, and revenue from collaboration agreements.

	For the three months ended September 30,		For the nine months ended September 30,
	2022 £’000	2021 £’000	2022 £’000	2021 £’000

Product revenue, net	33,252	—	64,926	—
Pre-product revenue, net	3,051	474	9,588	474
Total revenue from sale of therapies	36,303	474	74,514	474
Collaboration revenue
GSK	—	1,263	—	5,919
Eli Lilly	—	—	7,361	—
Genentech	4,896	4,187	13,800	13,534
Total collaboration revenue	4,896	5,450	21,161	19,453
Total revenue	41,199	5,924	95,675	19,927

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	For the three months ended September 30,		For the nine months ended September 30,
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
United States	22,508	—	48,327	—
Europe	13,034	474	25,423	474
Rest of World	761	—	764	—
Total revenue from sale of therapies	36,303	474	74,514	474

Product revenue, net

During the three and nine months ended September 30, 2022, the Group recognized £33,252,000 and £64,926,000 of net product revenue, respectively, relating to the sale of KIMMTRAK primarily in the United States and Europe after estimated deductions for rebates, chargebacks, other customer fees and returns which are recognized in accruals as set out in the Group’s accounting policies.

Pre-product revenue, net

During the three and nine months ended September 30, 2022, the Group recognized £3,051,000 and £9,588,000 of net pre-product revenue, respectively, relating to the sale of tebentafusp under a compassionate use and early access program in France after estimated deductions for rebates and returns which are recognized in accruals as set out in the Group’s accounting policies (for both the three and nine months ended September 30, 2021: £474,000 of Pre-product revenue, net was recorded). In September 2022, the Group began selling KIMMTRAK as a commercial product in France, and these sales are reflected in Product revenue, net.

Genentech Collaboration

During the three and nine months ended September 30, 2022, the Group recognized £4,896,000 and £13,800,000 of revenue, respectively, relating to the 2018 Genentech Agreement and IMC-C103C (for the three and nine months ended September 30, 2021: £4,187,000 and £13,534,000, respectively). The revenue recognized represents both deductions from deferred revenue and research and development costs reimbursed, predominantly for clinical trial costs. Such reimbursements arise in order to ensure that research and development costs are shared equally under the 2018 Genentech Agreement. Of the revenue recognized during the three and nine months ended September 30, 2022, £624,000 and £984,000 of revenue represents research and development costs reimbursements. For the three and nine months ended September 30, 2021, the Group recognized research and development cost reimbursements of £87,000 and £717,000 respectively.

GSK Collaboration

GSK and the Group elected not to progress the final program under the GSK Agreement in 2021, and there is no further revenue to recognize following notice of termination in 2021 and final termination of the GSK Agreement in the three months ended March 31, 2022. Accordingly, during the three and nine months ended September 30, 2022, the Group recognized no revenue relating to the GSK Agreement (for the three and nine months ended September 30, 2021: £1,263,000 and £5,919,000, respectively).

Eli Lilly Collaboration

During the three and nine months ended September 30, 2022, the Group recognized £nil and £7,361,000, respectively, relating to the Eli Lilly Agreement (for the three and nine months ended September 30, 2021: £nil).

The Group released the remaining deferred revenue attributed to the third target under the collaboration after the parties agreed to terminate the agreement during the three months ended March 31, 2022. No further revenue under the Eli Lilly Collaboration is expected.

Deferred revenue

Of the total revenue recognized during the three and nine months ended September 30, 2022, £4,272,000 and £20,177,000, respectively, was included in deferred revenue at January 1, 2022. No revenue was recognized in the three and nine months ended September 30, 2022 relating to performance obligations satisfied in previous years (for the three and nine months ended September 30, 2021: £nil). The remaining deferred revenue as at September 30, 2022 in the condensed consolidated statement of financial position relates to the 2018 Genentech agreement. The Group expects to recognize this remaining revenue within a year.

4. Selling and administrative expenses

There were £15,184,000 and £24,343,000, respectively, of foreign exchange gains, which the Group classifies within Selling and administrative expenses, for the three and nine months ended September 30, 2022, compared to gains of £3,338,000 and £1,080,000 in the three and nine months ended September 30, 2021. These gains arise on a number of foreign currency items, and the translation of monetary foreign currency balances in the Group’s main operating subsidiary in the United Kingdom has been significantly impacted by changes in exchange rates between pounds sterling and U.S. dollars in the three months ended September 30, 2022. The Group periodically assesses its exposure to foreign currency fluctuations and, to the extent practical, seeks to minimize foreign currency risk by maintaining cash and cash equivalents of each currency at levels sufficient to meet foreseeable expenditure. The Group has not to date entered into hedging instruments to reduce the impact of foreign currency fluctuations, but it may do so in the future.

5. Finance costs

	For the three months ended September 30,		For the nine months ended September 30,
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Interest expense on lease liabilities	461	428	1,316	1,301
Interest expense on financial liabilities measured at amortized cost	1,324	889	3,199	3,164
	1,785	1,317	4,515	4,465

Interest expense on financial liabilities measured at amortized cost for the three and nine months ended September 30, 2022 and 2021 is related to the $50.0 million of borrowings under the Group’s debt facility with Oxford Finance. The expense for the nine months ended September 30, 2021, includes £546,000, representing a fee of $750,000, that became payable to Oxford Finance upon the completion of the IPO. The interest expense on the Group’s borrowings with Oxford Finance increased in the three months ended September 30, 2022, following an increase in the floating interest incurred on the loan. To reduce exposure to rising interest rates, the Group entered into a loan agreement on November 8, 2022, with investment funds managed by Pharmakon Advisors, LP (the “Pharmakon Loan Agreement”), providing for term loans to the Group in an aggregate principal amount of up to $100 million to be funded in two tranches. The first tranche, in the amount of $50 million, bears a fixed rate of interest of 9.75% and will mature in 6 years of draw. The proceeds from the first tranche, together with cash on hand, were used to repay the Group’s existing loan in the condensed consolidated statement of financial position of £45,563,000. This value at September 30, 2022 included a repayment fee of £1,579,000 (and excluded an early repayment fee of £225,000, which became payable when the Group elected to repay the Oxford loan).

6. Income tax

An income tax credit is recognized at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the estimated annual income tax credit rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax credit rate in the interim financial statements may differ from the Group’s estimate of the effective tax credit rate for the annual financial statements.

The Group’s consolidated estimated effective tax credit rate for the nine months ended September 30, 2022 was 24.0% (for the nine months ended September 30, 2021: 9.5%). During the nine months ended September 30, 2022, the Company recorded a tax credit of £5,050,000 related to its research and development tax credits in the United Kingdom and the income tax obligations of its operating companies in the U.S. and the Republic of Ireland, which generate profit for tax purposes.

A deferred tax asset of £3,860,000 has been recognized as of September 30, 2022 (December 31, 2021: £2,575,000) representing unused tax credits and capitalized research and development costs carried forward for one of the Group’s subsidiaries, Immunocore LLC, following a periodic assessment of all available and applicable information, including its forecasts of costs and future profitability and the resulting ability to utilise the recognized deferred tax assets over a short period of time.

7. Basic and diluted profit / (loss) per share

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Profit / (loss) for the period (£’000s)	6,228	(30,134)	(16,021)	(92,134)
Basic weighted average number of shares	46,998,420	43,796,084	44,944,827	42,030,746
Adjustment for stock options with dilutive effect	4,444,856	—	—	—
Diluted weighted average number of shares	51,443,276	43,796,084	44,944,827	42,030,746
Basic earnings / (loss) per share (£) (1)	0.13	(0.69)	(0.36)	(2.19)
Diluted earnings / (loss) per share (£) (1)	0.12	(0.69)	(0.36)	(2.19)

(1)  Basic profit / (loss) per share is calculated by dividing the profit or loss for the period attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, including ordinary shares represented by ADSs. Except for the three months ended September 30, 2022, the dilutive effect of potential shares through equity settled transactions is considered to be anti-dilutive as they would decrease the loss per share and are, therefore, excluded from the calculation of diluted loss per share. For the three months ended September 30, 2022, there were 88,695 of the potential ordinary shares granted under the Group’s option plans excluded from the calculation for diluted options per share, because they are considered to be anti-dilutive.

8. Trade and other receivables

	September 30, 2022 £’000	December 31, 2021 £’000
Trade receivables	25,809	6,047
Other receivables	6,214	1,470
Prepayments and accrued income	8,945	7,691
	40,968	15,208

Included within prepayments and accrued income are amounts paid in advance for clinical trials that are expected to be expensed within 12 months.

9. Leases

On July 13, 2022, the Group entered into a new lease for additional laboratory space in the United Kingdom. The lease expires in 2042; however, it is freely terminable at the Group’s option at three points during the lease prior to the expiration date. The Group may be required to make total payments of up to £5,483,000 under the lease agreement. The lease was previously disclosed as a contingent liability of £1,122,000 as at December 31, 2021, which represented the minimum amount of mandatory payments if the Group became required to enter into the lease.

In the three months ended September 30, 2022, the Group recognized an initial right-of-use asset and lease liability of £2,472,000 in the Condensed Consolidated Statement of Financial Position in relation to this lease.

10. Capital and reserves

In April 2022, the Company completed a reduction of its share capital, as contemplated in the registration statement for the Company’s initial public offering, whereby (i) the whole of the amount standing to the credit of the Company’s share premium account was cancelled and (ii) 23,702,856,974 ordinary shares and 457,338,326 non-voting ordinary shares (which were issued by way of a bonus issue on April 25, 2022 for the purpose of capitalising the Company’s merger reserve) were cancelled. The distributable reserves created by the reduction of capital amounted to £261.4 million.

In July 2022, the Company issued and sold 2,000,000 ADSs of nominal value £0.002 each and 1,733,333 non-voting ordinary shares of nominal value £0.002 each (the “PIPE Securities”), to certain institutional accredited investors (the “Investors”) at a purchase price of $37.50 per ordinary share as a private investment in public equity (“PIPE”) pursuant to a securities purchase agreement with such Investors dated July 15, 2022, generating gross proceeds of £116,812,000 ($140,000,000) before deducting offering expenses payable by the Company of £388,000.

The Condensed Consolidated Statement of Changes in Equity shows the impact of the capital reduction and the PIPE. The table below shows the movement in the number of issued shares during the nine months ended September 30, 2022.

	Ordinary Shares	Deferred Shares
At January 1, 2022	43,862,850	5,793,501
New shares issued for cash	3,733,333	—
Exercise of share options	308,776	—
At September 30, 2022	47,904,959	5,793,501

11. Share-based payments

During the three and nine months ended September 30, 2022 the total share-based payment charge was £6,093,000 and £20,181,000 respectively (for the three and nine months ended September 30, 2021, £9,200,000 and £27,138,000, respectively).

The Company granted 2,100 and 4,000 options in the three months ended September 30, 2022, and 2021, respectively, and 1,365,753 and 4,538,527 options in the nine months ended September 30, 2022, and 2021, respectively. The options in both periods were valued using the Black-Scholes model, with the majority vesting over a four-year period from the date of grant, and with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years. In the nine months ended September 30, 2022, 66,972 options were awarded to the Company's non-executive directors, with the majority vesting after one year from the date of grant.

The weighted average fair value and exercise prices of options granted is set out below.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Weighted average exercise price	37.25	39.02	25.49	26.19
Weighted average fair value	23.58	23.69	15.63	16.28

As at September 30, 2022, and 2021, there were 9,942,203 and 9,199,742 outstanding options, respectively, of which 4,661,406 and 2,506,791 respectively, were exercisable.

12. Trade and other payables

	September 30, 2022 £’000	December 31, 2021 £’000
Trade payables	10,042	7,499
Other taxation and social security	1,423	532
Accruals	53,078	27,382
Other payables	385	23
	64,928	35,436

Accruals include estimates for rebates, chargebacks, other customer fees and returns in respect of product revenue from the sale of KIMMTRAK and pre-product revenue from the sale of tebentafusp.

13. Events after the reporting period

On November 8, 2022, the Group entered into the Pharmakon Loan Agreement, providing for term loans to the Group in an aggregate principal amount of up to $100 million to be funded in two tranches. The first tranche, in the amount of $50 million, bears interest at a fixed rate of 9.75% and will mature in 6 years of draw. The Group used the proceeds from the first tranche, together with cash on hand, to repay in full the Group's existing $50 million loan from Oxford Finance and thereafter no further amounts may be borrowed pursuant to the loan agreement with Oxford Finance. The second tranche, consisting of one or two term loan(s) in an aggregate principal amount of up to $50 million (with a minimum draw of $25 million), is available until June 30, 2024 and may be advanced at the Group's election and, if and when drawn, is intended to be used to support the continued development and commercialization of the Company's pipeline and for other general purposes.

On November 7, 2022, the Group and Medison Pharma Ltd (“Medison”) amended their exclusive distribution agreement from September 2021. Under the agreement, Medison will obtain all required marketing authorizations not currently obtained to date, market and distribute KIMMTRAK in Canada, Australia, New Zealand, Israel, Central and Eastern Europe, and, following the amendment, South and Central America, and the Caribbean. Under the distribution agreement, Medison is responsible for regulatory, sales and marketing, and distribution channel costs, and it receives a portion of net sales. Additionally, under the amended distribution agreement, Medison will pay the Group a non-refundable upfront fee of $5 million which the Group expects to receive in the three months ended December 31, 2022.